FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News
2.	Press release

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is further to our letter dated December 6, 2016. The Bank has now made the following announcement to the Indian stock exchanges under the Indian listing regulations:

The Committee of Executive Directors of the Bank at its meeting held today approved the proposed borrowing plan for the remaining period of Financial Year 2016-17.

Further, the Bank, acting through its DIFC (Dubai) branch, priced an issuance of 5 year fixed rate notes for an aggregate principal amount of JPY 10.00 billion under the Bank’s Tokyo Pro-Bond Programme which is listed in Tokyo Stock Exchange.

We enclose a press release in connection with the same.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 2

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051 CIN: L65190GJ1994PLC021012

Press Release	December 09, 2016

For Immediate Publication

Not for release in THE United States

ICICI Bank’s international bond offering under Tokyo Pro-Bond Programme

ICICI Bank (NYSE: IBN), acting through its DIFC (Dubai) branch, priced an issuance of 5 year fixed rate notes of an aggregate principal amount of JPY 10.00 billion. The notes were sold under the ICICI Bank’s Tokyo Pro-Bond programme which is listed in Tokyo Stock Exchange. The notes carry a coupon of 0.678%.

This release is not an offer of securities for sale in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and will contain detailed information about the company and management, as well as financial statements. No public offering of the securities referred to above will be made in the United States, and the issuer does not intend to register any part of the offering in the United States. This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein.

About ICICI Bank: ICICI Bank Ltd (NYSE:IBN) is India’s largest private sector bank by consolidated assets. The Bank’s consolidated total assets stood at US$ 144.7 billion at September 30, 2016. ICICI Bank's subsidiaries include India's leading private sector insurance, asset management and securities brokerage companies, and among the country’s largest private equity firms. It is present across 17 countries, including India

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

/s/ Shanthi Venkatesan

Name: Shanthi Venkatesan
Title: Deputy General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: December 9, 2016	By:	/s/ Shanthi Venkatesan
Name : Shanthi Venkatesan

Title : Deputy General Manager